October 13, 2005

Mr. Martin Scott
4819 S. Classical Blvd
Delray Beach Fl 33445

Dear Mr. Scott:

       This will serve as an agreement between a Vision Global Solutions, Inc.(the "Company") and you with respect to compensation for your consulting services.

       The Company acknowledges that you have rendered advisory and consulting services to the Company in connection with its 10-QSB and 10-KSB filings.
Such services have been and continue to be rendered in your individual capacity, and do not relate to capital raising transactions.

       To compensate you for such services (including all past services and future services through such time as the value of services rendered exceeds to net proceeds of the common stock received), which you agree to accept in full payment for such services.

       In addition and as further consideration for your agreement to accept the Shares as payment and continue your services, the Company agrees to include your shares in an S-8 registration statement being with the Securities and Exchange Commission.

       You represent and warrant that you are an accredited investor as that term is defined in Rule 501(a) under the Securities Act of 1933.

       We will promptly notify you when the registration statement becomes effective, and provide you with a reasonable number of copies of the prospectus for your use in selling the Shares. We will also pay the cost of registering or qualifying such shares for sale in the state of Florida if such registration or qualification is necessary to enable you to sell such shares in Florida.

       If these terms are agreeable, please so indicate by signing your name where indicated below, and returning a signed copy to me.

                                        Very truly yours,

                                        Vision Global Solutiuons, Inc.

                                        by: Jean Paul Ouelette

Agreed and Accepted:
MARTIN SCOTT